Exhibit 99.1

September 20, 1999

Elyo:  Acquisition of Trigen Energy Corporation

ELYO PROPOSES TO ACQUIRE SHARES OF TRIGEN ENERGY CORPORATION

     Nanterre, France, September 20, 1999. ELYO, energy subsidiary of the Suez Lyonnaise des Eaux Group, today announced that it has made a proposal to acquire all the outstanding shares of its majority owned subsidiary of Trigen Energy Corporation for US $22 per share in cash.

     The consideration represents an approximately 14.28 percent premium to the closing price of US $19.25 of Trigen common stock on the New York Stock Exchange on September 17, 1999. ELYO owns 52.7 percent of Trigen's 12.4 million shares.

     "We have long stated that Trigen's thermal energy operations are a core business whose facilities are in integral part of our North American service network. We believe that its complete integration into our Company will yield operating benefits, reduce our overall cost and speed decision-making," said Michel BLEITRACH, Chairman and Chief Executive Officer of ELYO. "The completion of this transaction will result in greater simplification of our corporate structure, further reduce our operational and administrative costs, eliminate the expense associated with running a separate publicly traded subsidiary, and enable us to more efficiently fund the capital needs of Trigen."

     Under the proposal, the transaction would be referred to a special committee of directors of Trigen. It is also subject to the approval of ELYO's Board of Directors.

     ELYO, headquartered in Nanterre, France, is a leading provider of thermal energy. On April 30, 1999, ELYO became a subsidiary of Societe Generale de Belgique, which is wholly owned by Suez Lyonnaise des Eaux Group. As a result of this new reorganization, ELYO has become part of a unique energy core business set up around Tractebel which is Societe Generale's industrial hub.